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                           [RAYMOND JAMES LETTERHEAD]

                                                                       EXHIBIT 4
July 1, 1996

The Independent Committee of
The Board of Directors
AMBAR, Inc.
221 Rue de Jean, Suite 300
Lafayette, Louisiana 70508

Attention: Mr. James C. Roddy, Co-Chairman
        Independent Committee of the Board of Directors

        Mr. Robert D. van Roijen, Co-Chairman
        Independent Committee of the Board of Directors

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view, to the minority shareholders of the outstanding common stock (the "Common Stock") of AMBAR, Inc. ("AMBAR" or the "Company") of the consideration to be received in connection with the proposed tender offer and merger (the "Merger") of AI Acquisitions Corp. ("AI Acquisitions Corp."), a newly formed wholly-owned subsidiary of AI Partners L.P. ("AI"), with and into the Company pursuant and subject to the Merger Agreement (the "Merger Agreement") to be executed on July 1, 1996 among AMBAR, AI, and AI Acquisitions Corp. The Merger Agreement provides, among other things, for the commencement of a tender offer for any and all shares of Common Stock at a price of $18.00 per share net to the seller in cash.

     In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined (i) the financial terms and conditions of the Merger Agreement; (ii) the audited financial statements of the Company and its affiliates; (iii) certain unaudited financial statements and operating reports of the Company, its subsidiaries and affiliates; (iv) certain internal financial analyses and forecasts for the Company, its subsidiaries and affiliates prepared by management and (v) certain other publicly available information on the Company, including a Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 14, 1996. We have also held discussions with members of the senior management of the Company, its subsidiaries and affiliates to discuss the foregoing and have considered other matters which we have deemed relevant to our inquiry.

     We have assumed and relied upon the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, its subsidiaries and affiliates. With respect to financial forecasts, we have assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

     We have also assumed with your permission that the Company, its subsidiaries and affiliates are not party to any pending material transactions, including, but not limited to, any external financings, recapitalizations, acquisitions or merger discussions, other than the Merger. Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date of this letter and any change in such circumstances would require a reevaluation of this opinion.
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     We express no opinion as to the underlying business decision of AMBAR to effect the Merger, the structure or tax consequences of the Merger Agreement, the availability or the advisability of any alternatives to the Merger. Raymond James did not structure the Merger or negotiate the terms of the Merger.

     In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company, its subsidiaries and affiliates and certain other publicly held companies in businesses we believe to be comparable to AMBAR; (ii) the current financial position and results of operations of the Company, its subsidiaries and affiliates and forecasted results of such entities; (iii) the historical market prices and trading activity of the common stock of AMBAR; (iv) financial information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

     Raymond James & Associates, Inc. is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combination and similar transactions. For our services including the rendering of this opinion, the Company will pay us a fee upon the issuance of this opinion. In addition, Raymond James will receive a financial advisory fee upon the closing of the Merger, and the Company has agreed to indemnify Raymond James against certain liabilities arising out of the rendering of this opinion.

     In the ordinary course of our business, we actively trade in the equity securities of AMBAR for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger, does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares or how such stockholder should vote on the proposed Merger and is not intended to confer rights or remedies upon AI or the shareholders of AI or the Company. This opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purpose, without our prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of July 1, 1996, the consideration to be received by the minority shareholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the minority holders of the Company's outstanding Common Stock.

                                            Very truly yours,

                                            /s/ RAYMOND JAMES & ASSOCIATES, INC.
                                            RAYMOND JAMES & ASSOCIATES, INC.